[Chapman and Cutler LLP Letterhead]

December 15, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N-1A for Innovator ETFs Trust (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on October 15, 2020 (the “Registration Statements”). The Registration Statements relate to the Innovator Double Stacker 9 Buffer ETF – January, Innovator Double Stacker ETF – January and Innovator Triple Stacker ETF – January (each a “Fund,” and collectively the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation regarding whether each Fund will comply with Rule 6c-11 upon effectiveness. Please confirm that each Fund has the necessary disclosure in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 1

Each Fund confirms its Registration Statement is in compliance with Rule 6c-11 of the 1940 Act.

Comment 2 – Cover Page

The Staff requests each Fund to review disclosure on its respective cover pages and consider whether it should revise such disclosure to streamline or simplify, to the extent that each Fund believes is necessary.

Response to Comment 2

Each Fund has revised its cover page in accordance with the Staff’s comment.

Comment 3 – General

Please advise the Staff how each Fund will revise its Registration Statement to disclose final Caps. In addition, please confirm that no shares of the Funds will be sold prior to the disclosure of final Caps. Finally, in supplemental correspondence provide an explanation as to why a definitive cap is not available at the time of effectiveness.

Response to Comment 3

Prior to the effectiveness of the Registration Statements, each Fund will file an amended Registration Statement that discloses the Fund’s expected Cap ranges on or prior to one to two weeks before effectiveness to comply with the Staff’s request that each Fund will not go effective more than two business days prior to the expected final Cap filing. The Funds note that each Fund’s Cap is not available until the market closes on the day prior to each Fund’s launch. Accordingly, each Fund intends to file an amended Registration Statement disclosing each Fund’s Cap after 5:30 pm E.S.T. on the day prior to the Funds’ launch. Each Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

Comment 4 – General

In supplemental correspondence, please explain to the Staff how the Buffer will be reduced after the imposition of fees and expenses. To the extent that this disclosure is necessary for a reasonable investor’s understanding of the Buffer, please include in the Fund’s Registration Statement.

Response to Comment 4

The Funds believe that the respective prospectuses adequately describe the Buffer and that additional disclosure is not necessary or required. In addition to detailed disclosure relating to the operation of the Buffer in the prospectus, each Fund separately discloses that the Buffer is provided prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund and will include disclosure that the Fund’s annual management fee, any shareholder transaction fees and any extraordinary expenses incurred by the Fund will have the effect of reducing the Buffer amount.

Shareholder expenses have an impact on the economic outcome for shareholders of any fund. Each Fund is designed to provide the performance protection (i.e., the Buffer) that is created by purchasing FLEX Option contracts, which do not take into consideration the annual Fund management fees or any transaction expenses paid by shareholders. While each Fund currently discloses the impact of the Fund’s annual management fee on the Fund’s Cap over an Outcome Period, each Fund does not believe that similar disclosure is appropriate with respect to the Buffer. For example, the Buffer of 9% will be in effect for the Fund prior to the time to which the S&P 500 ETF experiences 9% losses for an Outcome Period, notwithstanding that Fund shareholders have paid Fund management fees.

The Fund has revised its disclosure regarding how the Buffer will be effected by the imposition of fees and expenses, as shown below. Additionally, the Fund will consider further revisions to disclosing this concept in future filings.

The Buffer is provided prior to taking into account annual Fund management fees equal to 0.79% of the Fund’s daily net assets, transaction fees and any extraordinary expenses incurred by the Fund and will have the effect of reducing the Buffer amount for Fund shareholders to the extent of S&P 500 ETF price return losses of greater than 9% for an entire Outcome Period.

Comment 5 – Cover Page

With respect to the Investor Suitability Considerations chart for the Innovator Double Stacker 9 Buffer ETF – January, please make clear that the 9% Buffer will be reduced by fees and expenses. Please include this disclosure throughout the prospectus.

Response to Comment 5

In accordance with the Staff’s comment, each Fund’s prospectus has been revised.

Comment 6 – General

The Staff notes that certain service providers of the Funds (such as transfer agent and the custodian) are contracting with the Funds under the Trust to pay for these services. Explain in supplemental correspondence whether the Funds can be held liable for those expenses in the event of a default by the Adviser. If the Funds can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 6

The Trust, on behalf of the Funds, pays the compensation of the Funds’ service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Funds, pays the Funds’ ordinary operating expenses, including amounts due to the Funds’ service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Funds’ ordinary operating expenses, while the Funds accrue and bear those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Funds’ ordinary operating expenses if the assets of the Funds, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Funds’ ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse a Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, a Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 7 – Fund Rebalance

Please confirm supplementally that each Fund will continue to disclose to shareholders the respective Cap resets at the conclusion of each Outcome Period.

Response to Comment 7

Each Fund confirms that it will continue to disclose to shareholders the respective Cap resets at the end of each Outcome Period. Each Fund’s prospectus states the following:

Approximately one week prior to the end of each Outcome Period, the Fund will file a prospectus supplement, which will alert existing shareholders that an Outcome Period is approaching its conclusion and disclose the anticipated ranges for the Fund’s Underlying ETF Caps and Cumulative Fund Cap for the next Outcome Period. Following the close of business on the last day of the Outcome Period, the Fund will file a prospectus supplement that discloses the Fund’s final Underlying ETF Caps and Cumulative Fund Cap (both gross and net of the unitary management fee) for the next Outcome Period. This information will be available on the Fund’s website, www.innovatoretfs.com/____, which also provides information relating to the Outcomes, including the Fund’s position relative to the Underlying ETF Caps and Cumulative Fund Cap, of an investment in the Fund on a daily basis.

Comment 8 – Principal Risks

The Staff notes that while the Statement of Additional Information has COVID-19 risk disclosure, the prospectus is silent with respect to such disclosure. In supplemental correspondence, please explain to the Staff why this disclosure is not necessary.

Response to Comment 8

The Funds believe the current disclosure relating to the COVID-19 pandemic adequately describes the current market conditions and informs investors of the potential risks of investing in each Fund.

Comment 9 – General

In supplemental correspondence to the Staff, explain how the performance information required by Form N-1A (specifically, Item 4) will be disclosed. The Staff requests that in connection with this disclosure, the Funds ensure that an appropriate broad-based index is disclosed as required by Form N-1A and that the information required in Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Additionally, in supplemental correspondence, please disclose to the Staff the name of the broad-based index that each Fund will use in its performance information.

Response to Comment 9

Each Fund will report its respective performance information in accordance with the requirements of Form N-1A. Each Fund (and all ETFs in the Defined Outcome ETF suite) has a fiscal year end of October 31, meaning that the annual update to the Registration Statement will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Funds acknowledge that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Funds further acknowledge that they will comply with Item 4(b)(2)(iii) and Instruction 5 to Item 27(b))(7). Pursuant to the requirements of Item 13 of Form N-1A, the Funds will disclose audited financial highlights information as of the end of the fiscal year.

The Innovator Double Stacker 9 Buffer ETF – January fund will compare its performance to the following broad-based index: S&P 500® Index – Price Return; S&P 500® Index – Total Return; and NASDAQ-100 Index – Total Return.

The Innovator Double Stacker ETF – January fund will compare its performance to the following broad-based index: S&P 500® Index – Price Return; S&P 500® Index – Total Return; and NASDAQ-100 Index – Total Return.

The Innovator Triple Stacker ETF – January fund will compare its performance to the following broad-based index: S&P 500® Index – Price Return; S&P 500® Index – Total Return; NASDAQ-100 Index – Total Return; and Russell 2000 Index – Total Return.

Comment 10 – Statement of Additional Information

The Staff notes that each Fund’s Statement of Additional Information contains a policy not to concentrate more than 25% of its net assets in the securities of issuers in any industry or group of industries, except that the Fund will concentrate to approximately the same extent as the Underlying ETFs concentrate in the securities of a particular industry or group of industries. The Staff notes that for each Fund, the Item 4 section does not have corresponding disclosure to contemplate such policy, namely that the Fund will concentrate to approximately the same extent as the Underlying ETF concentrates. Please consider adding such policy to the respective Item 4 disclosure for each Fund, or in supplemental correspondence explain to the Staff why the Funds believe such disclosure is not required.

Response to Comment 10

The Funds note Item 4 of Form N-1A requires that a fund “disclose any policy to concentrate in securities of issuers in a particular industry or group of industries.” The Funds added the above-referenced disclosure to its Statement of Additional Information pursuant to a comment previously received from the Staff. Each Fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the Funds given that none of the Funds’ investments will invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries. Further, each Fund has disclosed in its Principal Risks and Principal Investment Strategies sections the investments that each Fund’s applicable reference asset has significant exposure to and that each Fund has indirect exposure to by virtue of its FLEX Options, thereby adequately covering the risk profile intended by Form N-1A requirements.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren